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                          THE LESLIE FAY COMPANY, INC
                                 1412 BROADWAY
                            NEW YORK, NEW YORK 10018

                                                                   July 30, 1999

Dear Stockholder:

    On May 12, 1999, The Leslie Fay Company, Inc. ("Leslie Fay") entered into an agreement and plan of merger with Three Cities Fund II, L.P., Three Cities Offshore II C.V. and TCR Acquisition Sub Co. ("Merger Sub") pursuant to which Merger Sub will merge (the "Merger") into Leslie Fay with Leslie Fay as the surviving corporation. In the Merger, you will have the right to elect to receive $7.00 per share in cash in exchange for some or all of your shares of Leslie Fay's Common Stock. However, if you elect to receive cash for some or all of your shares and the holders of more than 2,111,966 shares elect to receive cash, then there will be a pro rata reduction so that you will receive cash for some of your shares and keep the remainder of your shares.

    Leslie Fay has appointed American Stock Transfer & Trust Company as the exchange agent (the "Exchange Agent") to exchange certificates representing shares of Common Stock for cash and to issue certificates representing shares for which a valid election is made but that do not receive cash because of a pro rata reduction, if any. If you elect to receive cash in exchange for your shares of Common Stock, you must submit to the Exchange Agent the stock certificate(s) representing your shares, along with the enclosed Form of Election and any other supporting documentation required by the Exchange Agent. Please read the Form of Election carefully and be sure to follow the instructions.

    If you elect to receive cash for your shares of Common Stock and you wish to send your certificate(s) and Form of Election by mail, we recommend sending them by registered mail, properly insured. An envelope addressed to the Exchange Agent is enclosed for your convenience. Your properly completed Form of Election, together with your stock certificate(s) (unless you comply with the guaranteed delivery procedures set forth in the Form of Election) and all other required documents must be received by the Exchange Agent by 5:00 p.m. New York time on Tuesday, August 17, 1999.

    IF YOU DO NOT ELECT TO RECEIVE CASH IN EXCHANGE FOR YOUR SHARES OF COMMON STOCK, YOU SHOULD NOT COMPLETE A FORM OF ELECTION.

    THE ACCEPTANCE AND DELIVERY OF ANY FORMS OF ELECTION BY OR TO THE EXCHANGE AGENT (OR ANY OTHER AUTHORIZED PERSON) WILL NOT OF ITSELF CREATE ANY RIGHT TO RECEIVE CASH IN EXCHANGE FOR THE SHARES OF COMMON STOCK LISTED ON THE FORM OF ELECTION, AND SUCH RIGHT WILL ARISE ONLY IF THE MERGER IS CONSUMMATED AND ONLY TO THE EXTENT PROVIDED IN THE MERGER AGREEMENT.

    If you have any questions about your surrender of certificate(s), please contact the Exchange Agent at (718) 921-8200 or (800) 937-5449 for additional information.

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                                Very truly yours,
                                THE LESLIE FAY COMPANY, INC.

                                By:  /s/ JOHN J. POMERANTZ
                                     -----------------------------------------
                                     John J. Pomerantz, Chairman of the Board
                                     and
                                     Chief Executive Officer
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